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                                                                     EXHIBIT 2.2

                               FIRST AMENDMENT TO
                           PURCHASE AND SALE AGREEMENT

      This First Amendment to Purchase and Sale Agreement (this "First Amendment") is dated as of the 31st day of August, 2004 by and between OpBiz, L.L.C., a Nevada limited liability company ("Purchaser") and Aladdin Gaming, LLC, a Nevada limited liability company ("Seller").

                             PRELIMINARY STATEMENTS

      A. Seller and Purchaser previously entered into that certain Purchase and Sale Agreement dated April 23, 2003 (as amended by the Sales Process Order, the "Purchase Agreement"). Capitalized terms used herein and not otherwise defined shall have the same meanings assigned to such terms in the Purchase Agreement.

      B. Pursuant to the Purchase Agreement, Seller filed the Sales Process Motion on April 23, 2003. The Bankruptcy Court held the hearing on the Sales Process Motion on May 7, 2003, at which hearing the Bankruptcy Court approved the procedures set forth in the Sales Process Motion and selected Purchaser as the "stalking horse." The Bankruptcy Court further set June 17, 2003 at 3:00 p.m. as the Bid Deadline and June 20, 2003 at 9:00 a.m. as the date and time for the Purchaser Selection Hearing.

      C. After the entry of the Sales Process Order and pursuant to the terms of the Purchase Agreement, Seller solicited Qualified Offers from third parties up and until the Bid Deadline and continued to negotiate with interested parties after the Bid Deadline. At the Purchaser Selection Hearing, Seller disclosed to the Bankruptcy Court that it had not received any Qualified Offers by the Bid Deadline and that it and the Steering Committee had selected Purchaser as the Highest and Best Offer (as defined in the Sales Process Motion). At the Purchaser Selection Hearing, the Bankruptcy Court entertained offers from two interested parties, determined that there were no Higher and Better Offers and ultimately approved the selection of Purchaser as the buyer to purchase the Transferred Assets and assume the Assumed Liabilities.

      D. Even though there were no Qualified Offers, prior to, at and subsequent to the Purchaser Selection Hearing, Purchaser continued to negotiate with Seller, the Bank Group and the GECC Group in an effort to improve its purchase offer.

      E. In addition to certain modifications of the Restated Credit Agreement and Restated Credit Facility Security Instruments, Purchaser also agreed to certain modifications of the Purchase Agreement. After the Purchaser Selection Hearing, Purchaser and Seller negotiated and agreed to certain additional modifications of the Purchase Agreement.

      F. Seller and Purchaser desire to amend the Purchase Agreement to reflect the agreed-upon modifications.

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                                    AGREEMENT

      NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

      1. The following defined terms shall be added to Article I of the Purchase Agreement:

            "Aladdin Bazaar Settlement Agreement" means the Letter Agreement by and among Seller, Aladdin Bazaar, the Steering Committee (as defined in the Plan), GECC (as defined in the Plan) and Purchaser dated as of June 20, 2003 that sets forth the terms of a global settlement among the parties.

            "Aladdin Bazaar Settlement Order" means the order entered by the Bankruptcy Court on August 6, 2003 approving the Aladdin Bazaar Settlement Agreement.

      2.    The definition of "Bazaar Note" shall be deleted in its entirety.

      3. The definition of "Common Parking Area Use Agreement" shall be amended to read as follows:

            "Common Parking Area Use Agreement" means that certain Common Parking Area Use Agreement, dated February 26, 1998, by and among Seller and Bazaar, as interpreted by those certain Findings of Fact and Conclusions of Law Regarding Aladdin Bazaar, LLC's Motion for Payment of Administrative Expense, or in the Alternative, for an Order Setting a Deadline for Debtor to Assume or Reject Common Area Parking Agreement.

      4. Schedule 2.01(a)(iv) of the Purchase Agreement shall be amended to remove the asterisks from those Contracts listed in the section entitled "Pre-Petition Assumable Contracts Under Bankruptcy Code Section 365," and numbered 10, 13, 22, 33, 34, 37, 38, 39, 40, 41, 45, 48, 54, 56, 59, 60, 65, 66,
and 68.

      5. The following Contract shall be removed from Schedule 2.01(a)(iv)(A) and shall be added to Schedule 2.15 of the Purchase Agreement, as No. 28:

            Lease, dated as of February 4, 2000, between Aladdin Gaming, LLC and P.F. Chang's China Bistro, Inc.

      6. Contract No. 21 on Schedule 2.01(a)(iv)(A) of the Purchase Agreement shall be amended to read in full as follows:

            Harmon Avenue Valet Agreement, dated as of November 21, 2000, between Aladdin Gaming, LLC, County of Clark and Aladdin Bazaar, LLC, as amended or modified, or as contemplated to be amended or

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            modified, by the Aladdin Bazaar Settlement Agreement or the Aladdin
            Bazaar Settlement Order.

      7. Contract No. 72 on Schedule 2.01(a)(iv)(A) of the Purchase Agreement shall be amended to read in full as follows:

            Common Parking Area Use Agreement, dated as of February 26, 1998, between Aladdin Gaming, LLC and Aladdin Bazaar, LLC, as interpreted by those certain Findings of Fact and Conclusions of Law Regarding Aladdin Bazaar LLC's Motion for Payment of Administrative Expense, or in the Alternative, for an Order Setting a Deadline for Debtor to Assume or Reject Common Area Parking Agreement.

      8. Section 2.01(a)(x) of the Purchase Agreement shall be amended to read in full as follows:

            Assumed Future Contracts. All Contracts that are entered into, or the expiration dates of which are extended by Seller in accordance with this clause (x) in the ordinary course of business, between April 11, 2003 and the Closing Date and that do not by their terms (other than as a result of a breach thereof) expire before the Closing; provided, however, that (A) prior notice of such Contracts or such extension of the expiration dates, as the case may be, is given to Purchaser (unless (I) in the case of an extension of such Contract, after giving effect to such extension, the economics of the extended Contract do not materially differ from the Contract prior to its extension and the extended Contract is terminable by Seller on not more than 30 days' notice at no termination cost to Purchaser; (II) in the case of an extension of such Contract, the extension occurs automatically by the terms of such Contract; or
            (III) in the case of a new Contract, the Contract is entered into and effective on a date no later than February 28, 2004, is made in the ordinary course of business, involved revenues or costs to the Seller of no more than $60,000 annually or $5,000 per month, and that, according to its terms, may be terminated on not more than 30 days' notice at no termination cost to Purchaser, in either of which cases no such prior notice or approval specified in the following clause (B) is required) and (B) Purchaser approves such Contracts or such extensions, as the case may be, which approval shall be deemed granted if Purchaser does not reasonably object within five Business Days after receiving such prior notice (the "Assumed Future Contracts");

      9. In addition to the Consideration set forth in Section 2.03(a), Purchaser will, at the Closing, deliver the warrants to acquire from BH/RE, L.L.C. equity of EquityCo, L.L.C. as contemplated by that certain Status Report Regarding Submissions by Interested Potential Purchasers filed with the Bankruptcy Court on June 20, 2003 pursuant to a warrant in a form agreed to by and between BH/RE, L.L.C. and the Steering Committee.

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      10.   Section 2.04(g)(ii) of the Purchase Agreement shall be deleted in its entirety.

      11. Section 2.04(g)(vii) of the Purchase Agreement shall be amended to read in full as follows:

            an assignment and assumption of the Construction, Operation and Reciprocal Easement Agreement, dated as of February 26, 1998, among Seller, Bazaar and Aladdin Music Holdings, LLC, as amended by that certain Amendment and Ratification of Construction, Operation and Reciprocal Easement Agreement, dated as of November 20, 2000, between Seller and Bazaar and as amended by that certain Second Amendment of Construction, Operation and Reciprocal Easement Agreement, dated as of February __, 2003, as amended or modified, or as contemplated to be amended or modified, by the Aladdin Bazaar Settlement Agreement or the Aladdin Bazaar Settlement Order, between Seller and Bazaar (as amended, the "REA"), in the form of Exhibit K, assigning Seller's rights under the REA to Purchaser on the terms set forth therein (which need not be signed, acknowledged or consented to by any other party to the REA).

      12.   The following language shall be added to the end of Section 2.06(a):

            ; provided, however, that such delivery of such possession may be subject to possessory rights, if any, under Section 365(h) of the Bankruptcy Code, of P.F. Chang's China Bistro, Inc. under its Tenant Lease if such Tenant Lease is rejected pursuant to Section 2.15 in which case Seller shall be deemed to have assigned to Purchaser, as of the Closing, any rights of Seller under Section 365(h) with respect to such possessory interest, including the right to receive rent, which rights shall be included in the Transferred Assets.

      13. Section 2.12 of the Purchase Agreement is deleted in its entirety. All references to "Indemnity Escrow Account," "Indemnity Escrow Agreement," "Indemnity Escrow Amount," and "Indemnity Escrow Period" contained in the Purchase Agreement are deleted in their entirety. Exhibit I shall be deleted from the Purchase Agreement. The Indemnity Escrow Agreement is hereby terminated and of no further force and effect.

      14. Item No. 5 on Schedule 3.20 of the Purchase Agreement shall be deleted in its entirety.

      15. Schedule 5.07(b) of the Purchase Agreement shall be amended to add the following Permitted Exception:

            Memorandum of Settlement Agreement, dated as of August 19, 2003 By and between: Aladdin Bazaar, LLC, a Delaware limited liability company and Aladdin Gaming, LLC, a Nevada limited liability company
            Recorded: August 25, 2003 in Book 20030825 Document No.: 01005, Official Records

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      16.   Seller and Purchaser acknowledge that pursuant to paragraph 4 of that certain Traffic Control Improvements Cost Participation Agreement Commercial Development, dated as of June 7, 2000 between Seller and Clark County Nevada (the "County") listed as contract number 19 on Schedule 2.01(a)(iv)(A) and listed as Permitted Exception number 27 on Schedule 5.07(b) (the "Traffic Agreement"), the County will require that Seller and Purchaser enter into a separate agreement and acknowledgement with the County, pursuant to which Seller will acknowledge that it has requested the County to consent to the assignment of the Traffic Agreement to Purchaser and that Purchaser will be obligated to the terms and conditions of the Traffic Agreement, which such acknowledgement shall be in substantially the same form as that attached hereto as Exhibit "A."

      17. Purchaser acknowledges that no disclosure made to Purchaser prior to June 19, 2003 constitutes a material adverse condition, or that such condition would be waived.

      18. This First Amendment may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all such counterparts shall constitute one and the same agreement.

      19. If there is any conflict between any of the provisions of this First Amendment and any of the provisions of the Purchase Agreement, the provisions of this First Amendment shall control. Except as amended by this First Amendment, all of the terms and conditions of the Purchase Agreement shall remain unchanged and in full force and effect, and nothing in this First Amendment shall constitute a waiver or modification of any term or condition of the Purchase Agreement, other than the matters specifically set forth herein.

            [The remainder of this page is intentionally left blank.]

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      IN WITNESS WHEREOF, Seller and Purchaser have executed this First
Amendment as of the day and year first set forth above.

SELLER:                                            PURCHASER:

ALADDIN GAMING, LLC,                               OPBIZ, L.L.C.,
a Nevada limited liability company                 a Nevada limited liability company

                                                     By:  MezzCo, L.L.C.
By:  /s/  Thomas A. Lettero                               a Nevada limited liability company
     ---------------------------------                    its sole member
     Name:  Thomas A. Lettero
     Title: Senior Vice President and
            Chief Financial Officer                  By:  EquityCo, L.L.C.
                                                          a Nevada limited liability company
                                                          its sole member

                                                   By: /s/ Robert J. Earl
                                                       -------------------------
                                                       Name:  Robert J. Earl
                                                       Title:  Manager

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